06014375

RECEIVED

2006 JUN 14 P 1:08

OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

7th June, 2006.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 5th June 2006, I enclose one copy of the following item that the Company has delivered the London Stock Exchange:

(a) an announcement, dated 7th June 2006, confirming that, in connection with the US$243,343,000 5.25% Guaranteed Convertible Bonds due 2010 ("the Bonds"), issued in 2003 through EMI Group Finance (Jersey) Ltd and which are listed on the London Stock Exchange, an application has been made to the UK Listing Authority for a blocklisting of the 78,859,870 EMI Group plc Ordinary Shares of 14p each that will arise on the conversion of the Bonds, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance, such Ordinary Shares to rank equally with the existing issued shares of the Company.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

PROCESSED
JUN 15 2006
THOMSON
FINANCIAL

VIA PR NEWSWIRE DISCLOSE

ER 06/48

Company Announcements Office,
London Stock Exchange.

7th June, 2006.

EMI GROUP PLC
Additional Listing

In 2003, EMI issued US$243,343,000 5.25% Guaranteed Convertible Bonds due 2010, through EMI Group Finance (Jersey) Limited, which were listed on the London Stock Exchange.

No bonds had been converted until recently but the first conversion notice (for £1,000 nominal of bonds) was received in May 2006.

In order to ensure that the shares arising on this and all subsequent conversions are also listed, application has now been made to the UK Listing Authority and the London Stock Exchange for a block listing of the 78,859,870 EMI Group plc Ordinary Shares of 14p each that will arise on the conversion of those 5.25% Guaranteed Convertible Bonds due 2010, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. These Ordinary Shares shall rank equally with the existing issued shares of the Company.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231